DISTRIBUTION FEE WAIVER AGREEMENT

Waiver Limit Agreement made as of November 1, 2005, between U.S. Boston Capital Corporation (“USBCC”) and the Quantitative Group of Fund (the “Trust”) with respect to Quant Emerging Markets Fund (the “Fund”).

Whereas, USBCC wishes to voluntarily and temporarily waive a portion of the distribution fee paid to it by the Fund under the certain Distribution Agreement and Distribution Plan dated April 17, 1985, as amended from time-to-time (the “Distribution Agreement and Plan”); and

Whereas, the Fund wishes to have USBCC enter into such an agreement.

Now, therefore, the parties agree as follows:

Section 1 - Voluntary and Temporary Partial Waiver.

The Distribution Agreement and Plan provides that the Trust will pay to USBCC, principal distributor of the Trust’s shares, a monthly fee for acting as principal distributor at the annual rate of 0.50% of the average net asset value of the Fund attributable to the Fund’s Ordinary Shares as set forth in Schedule A attached thereto. USBCC agrees to waive 0.25% of the annual distribution fee payable to USBCC under the Distribution Agreement and Plan for the period from November 1, 2005 through March 31, 2006.

Section 2 - Limitation on Reimbursement.

Notwithstanding anything to the contrary in any predecessor to this Agreement, USBCC agrees that it shall not be entitled to be reimbursed for any portion of the distribution fee USBCC has waived.

Section 3 - Governing Law.

This Agreement shall be governed by the laws of the Commonwealth of Massachusetts.

In witness whereof, the parties hereto have caused this Agreement to be signed as of the 1st day of November, 2005.

Quantitative Group of Funds

on behalf of Quant Emerging Markets Fund

By:	/s/Willard L. Umphrey
Name:	Willard L. Umphrey
Title:	President

U.S. Boston Capital Corporation

By:	/s/Elizabeth A. Watson
Name:	Elizabeth A. Watson
Title:	President